Exhibit (e)(3)

Excerpts from the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 22, 2021

Employment Arrangements

We have entered into employment offer and promotion letters with each of our named executive officers. For a description of the severance benefits each executive officer is entitled to receive upon a termination of employment pursuant to the terms of his or her offer letter or employment arrangement, please see “—Potential Post-Employment Payments Upon Termination or Change in Control.” Each of our named executive officers has also executed confidentiality and non-competition agreements. Such confidentiality and non-competition agreements contain a covenant not to engage in any business that competes with us or to solicit employees or customers during the term of his or her employment and for one year thereafter, as well as non-disparagement, confidentiality and intellectual property provisions.

John J. Lynch, Jr.

We entered into an offer letter with Mr. Lynch on February 10, 2017, pursuant to which he commenced service as our President and Chief Executive Officer effective April 11, 2017. Pursuant to his offer letter, Mr. Lynch is entitled to an annual base salary of $900,000 and is eligible to participate in the Company’s annual bonus plan with a target opportunity equal to 125% of his base salary.

Mr. Lynch received a one-time new-hire equity award of (i) 38,610 RSUs having a fair market value of $500,000 on the date of grant (May 9, 2017), which vest in three equal installments on each of the first three anniversaries of the date of grant, generally subject to continued employment except that the new hire RSUs shall vest immediately in the event of Mr. Lynch’s termination without “cause” (as defined in his offer letter) or resignation for “good reason” (as defined in the Company’s Change in Control Severance Plan (“Change in Control Severance Plan”)) and (ii) options to purchase 604,230 shares of Company common stock having a grant date fair value of $2,000,000 on the date of grant with an exercise price per share of $12.95 reflecting the fair market value of the Company’s common stock on the date of grant (May 9, 2017), which vest in four equal installments on each of the first four anniversaries of the date of grant, generally subject to continued employment except that the new hire options shall vest immediately in the event of Mr. Lynch’s termination without cause or resignation for good reason and shall remain exercisable for three years rather than 90 days (but in no event later than seven years after the date of grant).

Mr. Lynch is eligible to participate in the Company’s long-term incentive programs and, pursuant to his offer letter, received an award under the 2017 LTIP in the form of (i) RSUs and (ii) PSUs with respect to the number of shares of the Company’s common stock having an aggregate fair market value (based on the closing price on the date that such awards were granted to other executives of the Company) of $2,200,000, with the allocation between the types of the awards and the vesting schedules and other terms of the awards generally in accordance with the forms of award agreements for such awards that are granted to other executives of the Company.

Mr. Lynch is also eligible to participate in the Change in Control Severance Plan at the level of a Tier 1 Employee, except applying the definition of “cause” set forth in his offer letter, and in lieu of participating in the ELT Severance Plan, he is entitled to special severance arrangements in connection with certain involuntary terminations pursuant to the terms of his offer letter. Mr. Lynch is entitled to four weeks of vacation per year. He also was entitled to relocation benefits in accordance with our relocation policy and reimbursement of reasonable legal fees in connection with his appointment, which totaled $64,661.

Joseph P. Abbott, Jr.

We entered into an offer letter with Mr. Abbott, dated as of March 10, 2016, pursuant to which he commenced service as our Executive Vice President and Chief Financial Officer, effective as of March 14, 2016. Mr. Abbott is entitled to an annual base salary of $550,000 and is eligible to participate in the Company’s annual bonus plan with a target amount equal to 100% of his annual base salary. In May 2016, Mr. Abbott received a one-time new-hire equity award of (i) time-based vesting RSUs having a fair market value of $500,000 on the date of grant that vests in three equal installments (one on each of the first three anniversaries of the date of grant, subject to continued employment) and (ii) options to purchase Company common stock having a grant date fair value of $2,000,000 with a strike price equal to the fair market value of the Company’s common stock on the date of grant and that vest in four equal installments (one on each of the first four anniversaries of the date of grant, subject to continued employment). Such new-hire equity grants were amended in 2016 to provide that in the event that Mr. Abbott is involuntarily terminated by the Company other than for “cause” (as defined in the 2015 OIP) such awards would vest in full and the exercisability with respect to the stock options was extended to continue through the later of 90 days after employment ended and December 31, 2020. The Compensation Committee approved such changes in recognition of Mr. Abbott’s contributions to the Company and to ensure the retention of his leadership in connection with the departure of our then President and CEO, Linda K. Zecher. Mr. Abbott is also eligible to receive future long-term incentive awards in accordance with the Company’s long-term incentive plans as may exist from time to time. Pursuant to his offer letter, Mr. Abbott is eligible to participate in our Change in Control Severance Plan and ELT Severance Plan as a Tier 1 Employee, as such term is separately defined in each plan, respectively. Mr. Abbott was also entitled to relocation benefits per our relocation policy, which was modified by his offer letter to extend the temporary housing assistance prior to any relocation for up to 12 months.

William F. Bayers

We entered into an offer letter with Mr. Bayers on April 10, 2007, with an effective date of April 12, 2007. His employment may be terminated by us or by Mr. Bayers, at any time, with or without cause. Mr. Bayers is currently entitled to receive an annual base salary of $450,000 and is eligible for an annual target bonus of 100% of his base salary. Mr. Bayers is entitled to four weeks of vacation per year. He also is entitled to prior service credit for purposes of eligibility under the Company’s post-retirement medical plan.

Michael E. Evans

We entered into an offer letter with Mr. Evans on July 23, 2019, with an effective date of September 16, 2019. His employment may be terminated by us or by Mr. Evans, at any time, with or without cause. Mr. Evans is currently entitled to receive an annual base salary of $525,000. In connection with his employment, Mr. Evans received a one-time new-hire equity award of (i) time-based vesting RSUs having a fair market value of $116,164 on the date of grant that vests in three equal installments (one on each of the first three anniversaries of the date of grant, subject to continued employment) and (ii) performance-based restricted stock units having a fair market value of $174,247 on the date of grant that vests in three equal installments (one on each of the first three anniversaries of the date of grant, subject to continued employment). Mr. Evans also received a signing bonus of $285,000. Mr. Evans is eligible to participate in our annual bonus plans and our long-term equity incentive program. Mr. Evans is entitled to four weeks of vacation per year.

James P. O’Neill

We entered into an offer letter with Mr. O’Neill on August 21, 2017, with an effective date of September 29, 2017. His employment may be terminated by us or by Mr. O’Neill, at any time, with or without cause. Mr. O’Neill is currently entitled to receive an annual base salary of $450,000. In connection with his employment, Mr. O’Neill received a one-time new-hire equity award of (i) time-based vesting RSUs having a fair market value of $250,000 on the date of grant that vests in three equal installments (one on each of the first three anniversaries of the date of grant, subject to continued employment) and (ii) options to purchase Company common stock having a grant date fair value of $750,000 with a strike price equal to the fair market value of the Company’s common stock on the date of grant and that vest in four equal installments (one on each of the first four anniversaries of the date of grant, subject to continued employment). Mr. O’Neill also received a signing bonus of $125,000. Mr. O’Neill was also entitled to relocation benefits per our relocation policy, which was modified by his offer letter to permit the temporary housing assistance for six months from the date he commenced employment and up to a maximum of $13,000 for return travel or his family’s travel prior to any relocation. Mr. O’Neill is eligible to participate in our annual bonus plans and our long-term equity incentive program. Mr. O’Neill is entitled to four weeks of vacation per year.

Potential Post-Employment Payments Upon Termination or Change in Control

Change in Control Severance Plan

We maintain our Change in Control Severance Plan to help retain executives and other key employees by reducing personal uncertainty that may arise from the possibility of a change in control, and to promote their objectivity and neutrality in evaluating transactions that may be in the best interest of the Company and our stockholders. The plan establishes objective criteria to determine whether a change in control has occurred, and provides for severance payments and benefits only on a “double trigger” basis. The “double trigger” design is intended to further our goals to retain executive and other key leadership upon a change in control.

All of our named executive officers are, or while they were employed by the Company were, eligible to participate in the Change in Control Severance Plan. Under this plan, if the executive’s employment is (i) terminated by us other than for “cause” (as defined in the 2012 MIP) other than for Mr. Lynch, for whom the definition of “cause” is defined in his offer letter, each as set forth below) and other than due to death or disability, or (ii) if the executive resigns for “good reason,” (as defined below) in either case, within two years after a “change in control” (as defined below) or the period commencing on the date of entry into a definitive agreement or following a public announcement by the Company of a transaction or transactions that would result in a change in control (but not earlier than six months preceding the change in control) (the “Change in Control Protection Period”), then the Company or its successor would be obligated to pay or provide the following benefits upon the employee’s execution of a release of claims:

•

Tier I (applicable for Messrs Lynch and Abbott) — A lump sum cash payment equal to the sum of (i) two times the sum of (a) his or her annual base salary plus (b) his or her target annual bonus, plus (ii) the pro rata portion of the target annual bonus.

•

Tier II (applicable for the other NEOs) — A lump sum cash payment equal to the sum of (i) two times his or her annual base salary, plus (ii) his or her target annual bonus, plus (iii) the pro rata portion of the target annual bonus.

The plan provides for a cutback of severance payments to the safe harbor amount if the payments would be subject to the excise tax imposed by Section 4999 of the Code but only if such reduction would result in a greater net payment to the executive than he or she would have received without such reduction but after paying the excise tax.

The term “good reason” generally means (i) material adverse change in duties or reporting relationship, (ii) reduction in salary or annual bonus opportunity not in connection with an across-the-board reduction for other senior executives of the Company or (iii) forced relocation to a place of employment more than fifty miles from the employee’s place of employment immediately prior to the change in control; provided, however, that no termination of an employee’s employment will constitute a termination for good reason unless (a) the executive has first provided the Company with written notice specifically identifying the acts or omissions constituting the grounds for good reason within thirty days after the executive has or should reasonably be expected to have had knowledge of the occurrence thereof, (b) the Company has not cured such acts or omissions within thirty days of its actual receipt of such notice and (c) the effective date of the employee’s termination for good reason occurs no later than ninety days after the initial existence of the facts or circumstances constituting good reason.

The term “change in control” generally means, unless otherwise provided in any employment agreement between the Company and the applicable employee, the occurrence of any one of the following events:

(i)

any person (as such term is used in Section 13(d) of the Exchange Act) (other than a “permitted holder” (as defined in the Change in Control Severance Plan)), together with its affiliates (other than a permitted holder), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the outstanding common stock or voting power of the Company by merger, consolidation, reorganization, or otherwise;

(ii)

the sale of all or substantially all of the Company’s assets, determined on a consolidated basis, to any person or group (as such term is used in Section 13(d) of the Exchange Act) of persons (other than any permitted holder or their affiliates); or

(iii)

the Company combines with another company if, immediately after such combination, the stockholders of the Company immediately prior to the combination hold, directly or indirectly, less than 50% of the capital stock (of any class or classes) having general voting power under ordinary circumstances, in the absence of contingencies, to elect the directors of the Company of the combined entity; provided, however, that for purposes of this definition, no group will be deemed to have been formed solely by virtue of the execution and delivery of the Restructuring Support Agreement and the Investor Rights Agreement (each as defined in the Change in Control Severance Plan). In addition, the Board may specifically provide that an event or transaction that would not otherwise qualify as a change in control be treated as a change in control for purposes of the plan.

The term “cause” generally means (i) the executive’s commission or guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or any crime that involves moral turpitude, (ii) conduct by the executive that constitutes fraud or embezzlement or any acts of dishonesty in relation to his or her duties with the Company or its affiliates, (iii) the executive having engaged in gross negligence, bad faith or intentional misconduct which causes either reputational or economic harm to the Company or its affiliates, (iv) the executive’s continued refusal to substantially perform his or her essential duties with respect to the Company or its affiliates, which refusal is not remedied within ten (10) days after written notice from the Board, or (v) the executive’s breach of his or her obligations under any service contract he or she has with the Company or its affiliates or any written Company employment policy, including any code of conduct, which is not cured, if curable, within ten (10) days after the Company notifies the executive of such breach.

Pursuant to Mr. Lynch’s offer letter, his participation in the Change in Control Severance Plan at the level of a Tier 1 Employee applies the definition of “cause” set forth in his offer letter in lieu of the definition included in the Change in Control Severance Plan. For purposes of determining eligibility for any benefits under his offer letter, the Change in Control Severance Plan, any equity award agreement or other arrangement between Mr. Lynch and the Company, “cause” means (i) the executive’s guilty plea or plea of no contest to a felony (or its equivalent under applicable law) or any crime that involves moral turpitude, (ii) conduct by the executive that constitutes fraud or embezzlement or any acts of material dishonesty in relation to his duties with the Company or its affiliates that causes or is reasonably expected to cause material harm to the Company or its affiliates, (iii) the executive having engaged in gross negligence, bad faith or intentional misconduct which causes either material reputational or material economic harm to the Company or its affiliates, (iv) the executive’s continued refusal to substantially perform his or her essential duties with respect to the Company or its affiliates, which refusal is not remedied within ten (10) days after written notice from the Board, or (v) the executive’s material breach of his obligations under any service contract he has with the Company or its affiliates or any written Company employment policy, including the Company’s formally adopted Code of Conduct, which is not cured, if curable, within ten (10) days after the Company notifies the executive of such breach.

ELT Severance Plan

Our ELT Severance Plan provides for enhanced severance protection for eligible executive leadership team members, including Messrs. Abbott, Bayers, Evans and O’Neill, in the event of certain involuntary terminations. Under the ELT Severance Plan, if the executive’s employment is involuntarily terminated by us for any reason other than for “cause” (as defined in the plan as set forth below) then the executive would be entitled to (i) severance pay (as further described below), paid in installments in accordance with the executive’s regular payroll schedule and (ii) outplacement benefits for a period of 12 months, subject to the executive’s execution of a severance agreement (which will include a release of claims and other provisions we deem appropriate, including post-employment obligations). Severance pay (a) for Tier I employees, includes 150% of base salary and (b) for Tier II employees, includes 100% of base salary, in each case, in addition to a pro-rated bonus when bonuses are generally paid to active employees.

For the purposes of the ELT Severance Plan, the term “cause” generally means any of the following, as determined by the Company in its sole discretion: (i) engaging in or threatening to engage in conduct detrimental to the best interests of the Company or an affiliate; (ii) theft, embezzlement, fraud, dishonesty or misappropriation of Company property, or misappropriation of a corporate opportunity of the Company or an affiliate; (iii) use or being under the influence of illegal drugs or alcohol at work, while working or in any manner that interferes with the performance of his or her job duties; (iv) conviction of, a guilty plea to or nolo contendere or equivalent plea to a felony, or if it results in incarceration, a misdemeanor, and/or his or her conviction of, guilty plea to or nolo contendere or equivalent plea to violation of any federal or state securities laws; (v) misconduct or negligence in connection with the performance of his or her duties; (vi) failure to follow the lawful direction of the person or persons to which he or she reports; or (vii) material breach of the Company’s Code of Conduct or Employee Guide, as amended and in effect from time to time, or any successor or similar code(s), standard(s) or policies of ethics or conduct in effect during employment.

In lieu of participating in the ELT Severance Plan, Mr. Lynch is entitled to special severance arrangements in connection with certain involuntary terminations pursuant to the terms of his offer letter, which arrangements are described below.

Equity Award Provisions

Pursuant to the Amended and Restated 2015 OIP, if a participant’s employment is terminated without “cause” (as defined in the plan, other than due to death or disability) on or within 12 months following a “change in control” (as defined in the plan), we may provide that: except to the extent otherwise provided in an award agreement, or any applicable employment, consulting, change-in-control, severance or other agreement between a participant and the Company or an affiliate, all stock options and SARs shall become immediately exercisable in full; and the restricted period, with respect to all of the shares of restricted stock awards and RSUs, shall expire immediately. If the vesting or exercisability of any award is subject to the achievement of performance conditions, the portion of the award that may become fully vested and exercisable will be based on the assumed achievement of target performance, which will be determined by the Compensation Committee and prorated based on the number of days elapsed between the grant of the award and termination of employment. Additionally, the Compensation Committee may, upon at least 10 days’ notice, cancel any of a participant’s outstanding awards and pay such participant, in cash, securities or other property (including of the acquiring or successor company), the value of the participant’s awards based upon the price per share received by our other stockholders in the event.

The term “cause” generally means in the case of a particular award, unless the applicable award agreement states otherwise, the Company or an affiliate having “cause” to terminate the participant’s employment or service, (i) as such term is defined in any employment, consulting, change-in-control, severance or any other agreement between the participant and the Company or an affiliate in effect at the time of such termination or (ii) in the absence of any such employment, consulting, change-in-control, severance or any other agreement (or the absence of any definition of “cause” or term of similar import therein), due to the participant’s (A) willful misconduct or gross neglect of the participant’s duties; (B) having engaged in conduct harmful (whether financially, reputationally or otherwise) to the Company or an affiliate; (C) failure or refusal to perform the participant’s duties; (D) conviction of, or guilty or no contest plea to, a felony or any crime involving dishonesty or moral turpitude; (E) willful violation of the written policies of the Company or an affiliate; (F) misappropriation or misuse of Company or affiliate funds or property or other act of personal dishonesty in connection with the participant’s employment; or (G) willful breach of fiduciary duty. The determination of whether cause exists shall be made by the Compensation Committee in its sole discretion.

The term “change in control” generally means in the case of a particular award, unless the applicable award agreement (or any employment, consulting, change-in-control, severance or other agreement between the participant and the Company or an affiliate) states otherwise, any of the following events:

(i)

the acquisition by any person of beneficial ownership of 30% or more (on a fully diluted basis) of either (A) the then outstanding shares of the Company’s common stock, including common stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such common stock; or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote in the election of directors (the “Outstanding Company Voting Securities”); but excluding any acquisition by the Company or any of its affiliates or by any employee benefit plan sponsored or maintained by the Company or any of its affiliates, or by any permitted holder;

(ii)

a change in the composition of the Board such that members of the Board during any consecutive 12-month period (the “Incumbent Directors”) cease to constitute a majority of the Board. Any person becoming a director through election or nomination for election approved by a valid vote of at least two-thirds of the Incumbent Directors shall be deemed an Incumbent Director; provided, however, that no individual becoming a director as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iii)	the approval by the stockholders of the Company of a plan of complete dissolution or liquidation of the Company; or

(iv)

the consummation of a reorganization, recapitalization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company (a “Business Combination”), or sale, transfer or other disposition of all or substantially all of the business or assets of the Company to an entity (other than a permitted holder) that is not an affiliate of the Company (a “Sale”), unless immediately following such Business Combination or Sale: (A) more than 50% of the total voting power of the entity resulting from such Business Combination or the entity that acquired all or substantially all of the business or assets of the Company in such Sale (in either case, the “Surviving Company”), or the ultimate parent entity that has beneficial ownership of sufficient voting power to elect a majority of the board of directors (or analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities that were outstanding immediately prior to such Business Combination or Sale (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities were converted pursuant to such Business Combination or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities among the holders thereof immediately prior to the Business Combination or Sale, (B) no person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company, and other than a permitted holder), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination or Sale were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination or Sale.

2018, 2019 and 2020 LTIP awards were comprised of 40% RSUs and 60% PSUs. The award agreements for the RSU awards provide that: (i) vesting accelerates if the recipient’s employment is terminated without cause (other than due to death or disability) within 12 months following a change in control (or immediately if the award is not assumed or substituted by the successor) and (ii) if the executive is terminated as a result of death or disability, the award will become fully vested. The award agreements for the PSU awards provide that (i) upon a change in control, the performance based-portion of the award will be converted to a service-based award subject to the original vesting schedule with the remaining unvested portion vesting upon a termination within 12 months of the change in control (or immediately if the award is not assumed or substituted by the successor), (ii) if the executive is terminated by the Company due to death or disability following a change in control, the award will immediately fully vest, but prorated to reflect the number of months employed during the three-year vesting period, (iii) if the executive is terminated by the Company other than for cause, within one year following the occurrence of the change in control, the unvested award will become immediately fully vested, (iv) if the executive is terminated without cause after the first anniversary of the grant date, the performance-based award will vest pro rata based on the number of months employed during the three-year vesting period and actual performance during such period, and (v) if the executive is terminated as a result of death or disability, the award will vest pro rata based on target performance if such event occurs more than one year after the date of grant and 6 months prior to the vesting date or based on actual performance if such event occurs thereafter.

According to the terms of our 2012 MIP, unless otherwise stated in an award agreement, if a named executive officer’s employment is terminated due to their death or disability or for any other reason except by us for “cause” (as defined in the plan), the unvested portion of their equity awards will expire on the date they are terminated. The vested portion of stock option awards will remain exercisable until the earlier of either (i) the expiration of the option period or (ii) 12 months after such termination in the case of termination due to death or disability, 30 days in the case of a voluntary resignation, or generally 90 days, but in certain instances 180 days, after any other termination other than termination by us for cause. If we terminate any named executive officer’s employment for cause, both the unvested and vested equity awards will terminate on the same date their employment is terminated.

In April 2017, Mr. Lynch joined the Company as our President and Chief Executive Officer. Pursuant to his offer letter, Mr. Lynch was granted a one-time new-hire equity award of (i) RSUs that vest in three equal installments on each of the first three anniversaries of the date of grant, generally subject to continued employment except that the new hire RSUs shall vest immediately in the event of Mr. Lynch’s termination without cause (as defined in his offer letter) or resignation for good reason (as defined in the Change in Control Severance Plan), and (ii) options to purchase shares of Company common stock that vest in four equal installments on each of the first four anniversaries of the date of grant, generally subject to continued employment except that (x) the new hire options shall vest immediately in the event of Mr. Lynch’s termination without cause (as defined in the offer letter) or resignation for good reason (as defined in the Change in Control Severance Plan), and (y) following Mr. Lynch’s termination without cause or resignation for good reason, the vested portion of the new hire options shall remain exercisable for three years rather than 90 days (but in no event later than seven years after the date of grant).

In November 2016, in recognition of Mr. Abbott’s contributions to the Company and to retain his leadership in connection with the departure of our then President and Chief Executive Officer, Linda K. Zecher, from the Company, the Compensation Committee approved an amendment to the new-hire RSU award and new-hire stock option award granted to Mr. Abbott on May 9, 2016 (as described above in “— Employment Arrangements — Joseph P. Abbott, Jr.”), to provide that, upon an involuntary termination of his employment by the Company other than for “cause” (as defined in the Amended and Restated 2015 OIP), any unvested portions of such awards shall become immediately fully vested as of such termination and that Mr. Abbott had until December 31, 2020 to exercise such options.

Employment Arrangement for John J. Lynch, Jr.

Subject to execution and non-revocation of a release of claims (substantially in the form set forth in the Change in Control Severance Plan) within sixty (60) days following any termination of Mr. Lynch’s employment by the Company without “cause” (as defined in his offer letter) or as a result of his resignation for “good reason” (as defined in the Change in Control Severance Plan), Mr. Lynch is eligible to receive cash severance pay in an amount equal to the sum of (i) 200% of his then current base salary and (ii) his target bonus, generally with half of such amount payable in equal installments paid over a twelve (12) month period in accordance with the Company’s standard payroll practices and the remaining half of such payment shall be payable in a single lump sum cash payment on the first anniversary of the termination date. In addition, Mr. Lynch will be entitled to a prorated bonus for the year in which such termination occurs based on actual Company and/or individual performance and calculated based on a fraction, the numerator of which is the number of full and partial months completed from the first day of the fiscal year in which such termination occurs through the termination date, and the denominator of which is twelve (12), payable in accordance with the terms of the bonus plan as then in effect for such year.

Termination Payments

The table below sets forth the payments each of our named executive officers would have received if their employment had been terminated due to death or disability, by us without cause or by the executive for good reason on December 31, 2020 and there was no change of control. In quantifying potential payments for purposes of this disclosure, we have calculated our equity-based payments by using the closing price of our stock on the last trading day in 2020, which was $3.33.

		Amounts Payable
Name	Benefit	Termination By Us Without Cause ($)		Resignation for Good Reason ($)		Death or Disability ($)
John J. Lynch, Jr.	Cash Severance	3,041,827	(1)	3,041,827	(1)	—
	Equity Acceleration	2,332,318	(2)	—		2,332,318	(2)
Joseph P. Abbott, Jr.	Cash Severance	882,115	(3)	—		—
	Equity Acceleration	1,289,673	(4)	—		1,289,673	(4)
William F. Bayers	Cash Severance	721,731	(3)	—		—
	Equity Acceleration	—		—		506,662	(5)
Michael E. Evans	Cash Severance	828,389	(3)	—		—
	Equity Acceleration	—		—		388,952	(6)
James P. O’Neill	Cash Severance	710,048	(3)	—		—
	Equity Acceleration	—		—		690,900	(7)

(1)	Represents the sum of 200% of base salary, target bonus and a prorated bonus for the year of termination in accordance with Mr. Lynch’s offer letter.

(2)

Represents accelerated vesting of Mr. Lynch’s unvested RSUs, a pro-rated portion of the executive’s PSUs granted on February 27, 2018 and March 5, 2019 with respect to the full year 2018 and 2019 performance, based on assumed target performance level of achievement and stock options; however, all of the stock options had an exercise price in excess of our stock price at the end of the year. Mr. Lynch’s PSU award granted on March 9, 2020 and August 11, 2020 is forfeited unless such termination is after March 9, 2021, in which case a pro-rata portion of such award is eligible to vest based on target or actual performance depending on the timing of such termination.

(3)

Represents 150% of base salary and a prorated bonus for the year of termination in accordance with the ELT Severance Plan. The executive is also entitled to 12 months of outplacement benefits thereunder.

(4)

Represents accelerated vesting of Mr. Abbott’s unvested RSUs, a pro-rated portion of the executive’s PSUs granted on February 27, 2018 and March 5, 2019 based on assumed target performance level of achievement and stock options, however, with an exercise price of $18.57, all of the stock options were underwater and without value at the end of the year. The executive’s PSU award granted on March 9, 2020 and August 11, 2020 is forfeited unless such termination is after March 9, 2021 in which case, a pro-rata portion of such award is eligible to vest based on target or actual performance depending on the timing of such termination.

(5)

Represents accelerated vesting of Mr. Bayers’s unvested RSUs, a pro-rated portion of the executive’s PSUs granted on February 27, 2018 and March 5, 2019 based on assumed target performance level of achievement. The executive’s PSU award granted on March 9, 2020 and August 11, 2020 is forfeited unless such termination is after March 9, 2021, in which case a pro-rata portion of such award is eligible to vest based on target or actual performance depending on the timing of such termination.

(6)

Represents accelerated vesting of Mr. Evans’s unvested RSUs, a pro-rated portion of the executive’s PSUs granted on November 5, 2019 and March 9, 2020 based on assumed target performance level of achievement. The executive’s PSU award granted on March 9, 2020 and August 11, 2020 is forfeited unless such termination is after March 9, 2021, in which case a pro-rata portion of such award is eligible to vest based on target or actual performance depending on the timing of such termination.

(7)

Represents accelerated vesting of Mr. O’Neill’s unvested RSUs, a pro-rated portion of the executive’s PSUs granted on February 27, 2018 and March 5, 2019 based on assumed target performance level of achievement and stock options, however, with an exercise price of $9.60, all of the stock options were underwater and without value at the end of the year. The executive’s PSU award granted on March 9, 2020 and August 11, 2020 is forfeited unless such termination is after March 9, 2021, in which case a pro-rata portion of such award is eligible to vest based on target or actual performance depending on the timing of such termination.

Change of Control Termination

The following table sets forth the payments each of our named executive officers would have received if a change of control occurred, and, following a change of control, their employment had been terminated due to death or disability, by us without cause or by the named executive officer for good reason, in each case on December 31, 2020.

In quantifying potential payments for purposes of this disclosure, we have calculated our equity-based payments by using the closing price of our stock on the last trading day in 2020, which was $3.33.

		Amounts Payable for Termination in Connection with a Change in Control ($)
Name	Benefit	Termination Without Cause		Resignation for Good Reason		Death, Disability
John J. Lynch, Jr.	Cash Severance	5,175,000	(1)	5,175,000	(1)	—
	Equity Acceleration	3,769,547	(2)	—		2,565,113	(4)
Joseph P. Abbott, Jr.	Cash Severance	2,750,000	(1)	2,750,000	(1)	—
	Equity Acceleration	2,047,377	(2)	—		1,410,381	(4)
William F. Bayers	Cash Severance	1,800,000	(3)	1,800,000	(3)	—
	Equity Acceleration	804,332	(2)	—		554,083	(4)
Michael E. Evans	Cash Severance	1,837,500	(3)	1,837,500	(3)	—
	Equity Acceleration	869,956	(2)	—		475,172	(4)
James P. O’Neill	Cash Severance	1,575,000	(3)	1,575,000	(3)	—
	Equity Acceleration	1,096,812	(2)	—		755,565	(4)

(1)	Represents (i) two times base salary; (ii) 200% of the executive’s target annual bonus and (iii) a pro-rata bonus based on the individual’s target annual bonus.

(2)

Represents accelerated vesting of unvested RSUs and PSUs calculated based on target performance. While all outstanding unvested stock options would also vest in such circumstance, all of the stock options were underwater and without value at the end of the year.

(3)	Represents (i) two times base salary; (ii) 100% of the individual’s target annual bonus and (iii) a pro-rata bonus based on the individual’s target annual bonus.

(4)

The 2018, 2019 and 2020 RSUs fully vest on termination due to death or disability, regardless of the occurrence of a change in control, and PSUs vest pro-rata based on the number of months the executive was employed during the performance period and target performance.